UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CareDx, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

14167L103
(CUSIP Number)

January 29, 2015
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14167L103	13G	Page 2 of 9

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Gagnon Advisors, LLC

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization Delaware Limited Liability Company
number of shares beneficially owned by each reporting person with:	5.	sole voting power		0
	6.	shared voting power		610,401
	7.	sole dispositive power		0
	8.	shared dispositive power		610,401
9.	aggregate amount beneficially owned by each reporting person			610,401
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			5.17%
12.	type of reporting person (See Instructions)		IA, BD

CUSIP No. 14167L103	13G	Page 3 of 9

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Gagnon Securities LLC

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization Delaware Limited Liability Company
number of shares beneficially owned by each reporting person with:	5.	sole voting power		0
	6.	shared voting power		987,872
	7.	sole dispositive power		0
	8.	shared dispositive power		1,012,524
9.	aggregate amount beneficially owned by each reporting person			1,012,524
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			8.58%
12.	type of reporting person (See Instructions)		IA, BD

CUSIP No. 14167L103	13G	Page 4 of 9

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Neil Gagnon

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization USA
number of shares beneficially owned by each reporting person with:	5.	sole voting power		103,914
	6.	shared voting power		1,648,356
	7.	sole dispositive power		103,914
	8.	shared dispositive power		1,679,949
9.	aggregate amount beneficially owned by each reporting person			1,783,863
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			15.11%
12.	type of reporting person (See Instructions)		IN

CUSIP No. 14167L103	13G	Page 5 of 9

Item 1.

(a)	Name of Issuer:	CareDx, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	3260 Bayshore Boulevard
Brisbane, California 94005

Item 2.

Name of Person Filing:

Neil Gagnon has sole voting and dispositive power over 103,914 shares of the Issuer’s Common Stock. In addition, Mr. Gagnon has shared voting power over 1,648,356 shares of the Issuer’s Common Stock and shared dispositive power over 1,679,949 shares of the Issuer’s Common Stock.

Mr. Gagnon is the managing member and principal owner of Gagnon Securities LLC (“GS”), an investment adviser registered with the U.S. Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and a registered broker-dealer, in its role as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the “Accounts”) to which it furnishes investment advice. Mr. Gagnon and GS may be deemed to share voting power with respect to 987,872 shares of Common Stock held in the Accounts and dispositive power with respect to 1,012,524 shares of Common Stock held in the Accounts. GS and Mr. Gagnon expressly disclaim beneficial ownership of all securities held in the Accounts.

Mr. Gagnon is also the Chief Executive Officer of Gagnon Advisors, LLC (“Gagnon Advisors”), an investment adviser registered with the SEC under the Advisers Act. Mr. Gagnon and Gagnon Advisors, in its role as investment manager to Gagnon Investment Associates, LLC (“GIA”), a private investment fund, may be deemed to share voting and dispositive power with respect to the 610,401 shares of the Issuer’s Common Stock held by GIA. GS and Mr. Gagnon expressly disclaim beneficial ownership of all securities held by GIA.

(c)	Address of Principal Business Office or, if none, Residence:	1370 Ave. of the Americas, Suite 2400
New York, NY 10019

(d)	Citizenship:	Gagnon Advisors, LLC: Delaware Limited Liability Company
Gagnon Securities LLC: Delaware Limited Liability Company
Neil Gagnon: USA

(e)	Title of Class of Securities:	Common Stock, $0.001 par value per share

(f)	CUSIP Number:	14167L103

CUSIP No. 14167L103	13G	Page 6 of 9
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 14167L103	13G	Page 7 of 9

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	Gagnon Advisors, LLC: 610,401
Gagnon Securities LLC: 1,012,524
Neil Gagnon: 1,783,863

(b)	Percent of class:	Gagnon Advisors, LLC: 5.17%
Gagnon Securities LLC: 8.58%
Neil Gagnon: 15.11%

Calculation of percentage of beneficial ownership is based on 11,803,484 outstanding shares of the Issuer’s Common Stock as reported on the Issuer’s Form 10-Q filed on November 14, 2014.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	Gagnon Advisors, LLC: 0
Gagnon Securities LLC: 0
Neil Gagnon: 103,914

(ii)	Shared power to vote or to direct the vote:	Gagnon Advisors, LLC: 610,401
Gagnon Securities LLC: 987,872
Neil Gagnon: 1,648,356

(iii)	Sole power to dispose or to direct the disposition of:	Gagnon Advisors, LLC: 0
Gagnon Securities LLC: 0
Neil Gagnon: 103,914

(iv)	Shared power to dispose or to direct the disposition of:	Gagnon Advisors, LLC: 610,401
Gagnon Securities LLC: 1,012,524
Neil Gagnon: 1,679,949

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Accounts described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons, the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, the Reporting Person disclaims beneficial ownership of all such securities.

Items 7 – 9.	Not Applicable

CUSIP No. 14167L103	13G	Page 8 of 9

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2015
Date

GAGNON ADVISORS, LLC

BY:	/s/ Neil Gagnon
Signature

Neil Gagnon, Managing Member
Name/Title

GAGNON SECURITIES LLC

BY:	/s/ Neil Gagnon
Signature

Neil Gagnon, Managing Member
Name/Title

NEIL GAGNON

/s/ Neil Gagnon
Signature

CUSIP No. 14167L103	13G	Page 9 of 9

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

February 3, 2015
Date

GAGNON ADVISORS, LLC

BY:	/s/ Neil Gagnon
Signature

Neil Gagnon, Managing Member
Name/Title

GAGNON SECURITIES LLC

BY:	/s/ Neil Gagnon
Signature

Neil Gagnon, Managing Member
Name/Title

NEIL GAGNON

/s/ Neil Gagnon
Signature